SI 20004604)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi Private Advisory, LLC (Filed as Public Information)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

388 Greenwich Street
(NO. AND STREET)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba — 212-816-1117
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member of
Citi Private Advisory, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citi Private Advisory, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
March 1, 2019

CITI PRIVATE ADVISORY, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)
Statement of Financial Condition
December 31, 2018
(Dollars in thousands)

Assets		
Cash and cash equivalents (including $2,824 deposited with affiliate)	$	46,187
Fees receivable (including $7,106 from affiliates)		16,100
Prepaid expenses		1,052
Total assets	$	63,339
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliates	$	5,528
Income tax payable to Parent		5,559
Deferred tax liability		8
Other liabilities		15
Total liabilities		11,110
Commitments and contingencies (see Note 7)		
Member's equity		52,229
Total liabilities and member's equity	$	63,339

See accompanying notes to statement of financial condition.

CITI PRIVATE ADVISORY, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)
Notes to Statement of Financial Condition
December 31, 2018

(1) Organization and Principal Business Activities

Citi Private Advisory, LLC (the Company) is a Delaware limited liability company and an indirect, wholly owned subsidiary of Citigroup, Inc. Citicorp Investment Partners, Inc. (the Parent), which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. The Company commenced operations in October 2010.

The Company is registered as an investment adviser under the Investment Advisers Act of 1940 and is in the business of providing advisory services to private investment funds such as feeder funds that are organized to invest primarily in other private investment funds advised by third party managers. These third party managed funds may include hedge funds, private equity funds (and co-investment vehicles) and real estate funds (and co-investment vehicles). The Company also provides investment advice to separately managed accounts on either a fully discretionary or nondiscretionary basis. The Company also provides advisory services to private investment funds of hedge funds. As of January, 2017 the Company is registered as a securities broker dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers private placement services in addition to advisory services to high net worth and ultra-high net worth investors that are clients or prospective clients of Citi Private Bank and accredited investors as that term is defined under Rule 501 of Regulation D.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The significant accounting policies adopted by the Company are as follows:

(a) Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the statement of financial condition. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

(c) Fees Receivable

Fees receivable consists of both current and non-current amounts due from related party private investment funds and the manager of such funds. Amounts would be considered non-current if they remain outstanding longer than 30 days. All customers are in good standing and the Company has never experienced a default related to such fees receivable and management believes that all fees are

collectable. Accordingly, no provision for doubtful accounts was deemed necessary.

(d) ***Related Party Transactions***
The Company has related party transactions with certain of its affiliates. These transactions, which are primarily short term in nature, are entered into in the ordinary course of business. See Note 4 to the Statement of Financial Condition for details on the Company's related party transactions.

(e) ***Income Taxes***
The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 5 to the Statement of Financial Condition for a further description of the Company's income tax assets and liabilities.

(3) Capital Requirements
The Company, as a broker dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. As of December 31, 2018, the Company's net capital of approximately $31.4 million exceeded the minimum requirement by approximately $31.1 million.

(4) Related Party Transactions
Citicorp Investment Partners, Inc., which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and its affiliates.

These transactions, which are primarily short term in nature, are entered into in the ordinary course of business.

Below is a summary of the Company's transactions with other Citigroup Inc. affiliates which are included in the accompanying Statement of Financial Condition as of December 31, 2018.

Statement of Financial Condition Items

In thousands of dollars as of December 31, 2018		
Assets:		
Cash and cash equivalents	$	2,824
Fees receivable		7,106
Total assets	$	9,930
Liabilities:		
Payable to affiliates	$	5,528
Income tax payable to Parent		5,559
Total liabilities	$	11,087

(5) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities in which it operates. The Company's U.S. federal, state and local income taxes, and state and local unitary deferred taxes are provided for based on an income tax sharing agreement with Citigroup. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup periodically except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries.

Deferred income taxes at December 31, 2018 related to the following:

In thousands of dollars		
Deferred tax assets:		
Allocated state deferred tax assets	$	256
Unearned income		3
Gross deferred tax assets		259
Deferred tax liabilities:		
Deferred tax liability on state tax		(267)
Gross deferred tax liabilities		(267)
Net deferred tax liabilities	$	(8)

The Company has no valuation allowance on deferred tax assets at December 31, 2018. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, *Income Taxes*) that would be implemented, if necessary, to prevent a carry-forward from expiring.

The Company maintains no tax reserves for uncertain tax provisions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State and City	2009

(6) Concentration of Credit Risk

Cash is held by CBNA, an affiliate of the Company, and a third party, First National Bank in Sioux Falls. Bankruptcy or insolvency of these institutions may cause the Company's rights with respect to the cash to be delayed or limited. The Company does not anticipate any material losses as a result of this concentration.

(7) Commitments and Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2018, the Company has no contingency reserves.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in the statement of financial condition through March 1, 2019, which is the date this statement of financial condition was available to be issued. No such transactions required recognition or disclosure in the statement of financial condition or the notes thereto.

CITI PRIVATE ADVISORY, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)